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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 18, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

I.     GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

       / /  MERGER

       /X/  LIQUIDATION

       / /  ABANDONMENT OF REGISTRATION
            (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       / /  Election of status as a BUSINESS DEVELOPMENT COMPANY
            (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: SEI INSURANCE PRODUCTS TRUST

1.     Securities and Exchange Commission File No.: 811-09183

3.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8?

       /X/  Initial Application                / /  Amendment

4. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       101 FEDERAL STREET, BOSTON, MA 02110

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6.     Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       RICHARD W. GRANT, ESQUIRE
       MORGAN, LEWIS & BOCKIUS LLP
       1701 MARKET STREET
       PHILADELPHIA, PA  19103-2921
       (215) 963-4790

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

       SEI INVESTMENTS FUND MANAGEMENT
       1 FREEDOM VALLEY DRIVE
       OAKS, PA 19456
       (610) 676-1000

8.     Classification of fund (check only one):

       /X/  Management company;

       / /  Unit investment trust; or

       / /  Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

       /X/  Open-end       / /  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

       MASSACHUSETTS

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11.    Provide the name and address of each investment adviser of the fund
       (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

ADVISER/SUB-ADVISER                                            ADDRESS
-------------------                                            -------
Acadian Asset Management Inc.                                  10 Post Office Square
(SEI VP International Equity)                                  Boston, Massachusetts 02109

Alliance Capital Management L.P.                               1345 Avenue of the Americas
(SEI VP Emerging Markets Equity)                               New York, New York 10105

Artisan Partners Limited Partnership                           875 E. Wisconsin Avenue, Suite 800
(SEI VP Small Cap Value)                                       Milwaukee, Wisconsin 53202

Banc of America Capital Management, LLC                        101 S. Tryon Street
(SEI VP Prime Obligation)                                      Charlotte, North Carolina 28255

Barclays Global Fund Advisors                                  45 Fremont Street
(SEI VP Large Cap Value, SEI VP S&P 500 Index)                 San Francisco, California 94105

BlackRock Advisors, Inc.                                       40 East 52nd Street
(SEI VP Core Fixed Income)                                     New York, New York 10022

BlackRock International, Ltd.                                  40 Torpichen Street
(SEI VP International Equity)                                  Edinburgh, EH3 8JB
                                                               Scotland

The Boston Company Asset Management, LLC                       One Boston Place
(SEI VP Emerging Markets Equity)                               Boston, Massachusetts 02108

Capital Guardian Trust Company                                 333 South Hope Street, 55th Floor
(SEI VP International Equity)                                  Los Angeles, California 90071

Chartwell Investment Partners                                  1235 Westlakes Drive, Suite 400
(SEI VP Small Cap Value)                                       Berwyn, Pennsylvania 19312

Coronation Asset Management (Proprietary) Limited              Coronation House
(SEI VP Emerging Markets Equity)                               Boundary Terraces
                                                               1 Mariendahl Lane
                                                               Newlands, 7700, Cape Town, 7700

Credit Suisse Asset Management, LLC                            466 Lexington Avenue
(SEI VP High Yield Bond, SEI VP Emerging Markets Equity)       New York, New York 10017

David J. Greene and Company, LLC                               599 Lexington Avenue, 12th Floor
(SEI VP Small Cap Value)                                       New York, New York 10022

                                        3
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
Duncan-Hurst Capital Management Inc.                           4365 Executive Drive, Suite 1520
(SEI VP Large Cap Growth)                                      San Diego, California 92121

Emerging Markets Management, L.L.C.                            1001 Nineteenth Street North, 17th Floor
(SEI VP Emerging Markets Equity)                               Arlington, Virginia 22209-1722

Goldman Sachs Asset Management, L.P.                           32 Old Slip
(SEI VP Large Cap Growth)                                      New York, New York 10005

Iridian Asset Management LLC                                   276 Post Road West
(SEI VP Large Cap Value)                                       Westport, Connecticut 06880

Lee Munder Investments, Ltd.                                   200 Clarendon Street, 28th Floor
(SEI VP Small Cap Growth )                                     Boston, Massachusetts 02116

Lloyd George Investment Management (Bermuda) Limited           3803 One Exchange Square
(SEI VP Emerging Markets Equity)                               Central Hong Kong

LSV Asset Management                                           1 N. Wacker Drive
(SEI VP Large Cap Value, SEI VP Small Cap Value)               Chicago, Illinois 60606

Martingale Asset Management, L.P.                              222 Berkeley Street
(SEI VP Small Cap Value)                                       Boston, Massachusetts 02116

Mazama Capital Management, Inc.                                One Southwest Columbia Street, Suite 1500
(SEI VP Small Cap Growth )                                     Portland, Oregon 97258

McKinley Capital Management Inc.                               3301 C Street, Suite 500
(SEI VP Large Cap Growth, SEI VP Small Cap Growth)             Anchorage, Alaska 99503

Mellon Bond Associates, LLP                                    One Mellon Center, Suite 5400
(SEI VP Bond Index)                                            Pittsburgh, Pennsylvania 15258

Mellon Equity Associates, LLP                                  500 Grant Street, Suite 4200
(SEI VP Large Cap Value, SEI VP Small Cap Value)               Pittsburgh, Pennsylvania 15258-0001

Metropolitan West Asset Management LLC                         11766 Wilshire Boulevard, Suite 1580
(SEI VP Core Fixed Income)                                     Los Angeles, California 90025

Montag & Caldwell, Inc.                                        3455 Peachtree Street NE, Suite 1200
(SEI VP Large Cap Growth)                                      Atlanta, Georgia 30326-3248

Morgan Stanley Investment Management Inc.                      1221 Avenue of the Americas
(SEI VP International Equity)                                  New York, New York 10020

Nicholas-Applegate Capital Management                          600 West Broadway, Suite 2900
(SEI VP High Yield Bond)                                       San Diego, California 92101

                                        4
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
Nomura Corporate Research and Asset Management Inc.            2 World Financial Center
(SEI VP High Yield Bond)                                       Building B
                                                               New York, New York 10281-1198

Oechsle International Advisors                                 One International Place, 23rd Floor
(SEI VP International Equity)                                  Boston, Massachusetts 02110

Peregrine Capital Management, Inc.                             800 LaSalle Avenue, Suite 1850
(SEI VP Large Cap Growth)                                      Minneapolis, Minnesota 55402

Provident Investment Counsel, Inc.                             300 North Lake Avenue, Penthouse
(SEI VP Large Cap Growth)                                      Pasadena, California 91101

Robert W. Baird & Company, Inc.                                777 E. Wisconsin Avenue
(SEI VP Core Fixed Income)                                     Milwaukee, Wisconsin 53202

RS Investment Management, L.P.                                 388 Market Street, Suite 1700
(SEI VP Small Cap Growth )                                     San Francisco, California 94111

SEI Investments Management Corporation                         One Freedom Valley Drive
(All)                                                          Oaks, Pennsylvania 19456

Salomon Brothers Asset Management Inc                          399 Park Avenue
(SEI VP Emerging Markets Debt)                                 New York, New York 10022

Sanford C. Bernstein & Co., LLC                                767 Fifth Avenue
(SEI VP Large Cap Value)                                       New York, New York 10153

Sawgrass Asset Management, LLC                                 1579 The Greens Way
(SEI VP Small Cap Growth )                                     Jacksonville, Florida 32250

Schroder Investment Management North America Inc.              875 Third Avenue, 22nd Floor
(SEI VP Emerging Markets Equity)                               New York, New York 10022

Security Capital Research & Management Incorporated            11 South LaSalle Street
(SEI VP Small Cap Value)                                       Chicago, Illinois 60603

Shenkman Capital Management, Inc.                              461 Fifth Avenue
(SEI VP High Yield Bond)                                       New York, New York 10017

Sterling Capital Management LLC                                Two Morrocroft Centre
(SEI VP Small Cap Value)                                       4064 Colony Road, Suite 300
                                                               Charlotte, North Carolina 28211

TCW Investment Management Company                              865 S. Figueroa Street, Suite 1800
(SEI VP Large Cap Growth)                                      Los Angeles, California 90017

                                        5
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
Transamerica Investment Management, LLC                        1150 S. Olive Street, 27th Floor
(SEI VP Large Cap Growth)                                      Los Angeles, California 90015

Wellington Management Company, LLP                             75 State Street
(SEI VP Small Cap Growth )                                     Boston, Massachusetts 02109

Western Asset Management Company                               117 East Colorado Boulevard, 6th Floor
(SEI VP Core Fixed Income)                                     Pasadena, California 91105

World Asset Management, LLC                                    480 Pierce Street
(S&P 500 Index Fund)                                           Birmingham, Michigan 48009

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

       SEI INVESTMENTS DISTRIBUTION CO.
       ONE FREEDOM VALLEY DRIVE
       OAKS, PA 19456

13.    If the fund is a unit investment trust ("UIT") provide:   NOT APPLICABLE

               1.Depositor's name(s) and address(es):

               2.Trustee's name(s) and address(es):

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14.    Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

       / /  Yes      /X/  No

       If Yes, for each UIT state:
                     Name(s):

            File No.:  811-_________

            Business Address:

15.    (a)  Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            /X/  Yes    / /  No

            If Yes, state the date on which the board vote took place:

            MARCH 11, 2003

            If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            / /  Yes    /X/  No

            If Yes, state the date on which the shareholder vote took place:


            If No, explain: NO SHAREHOLDER APPROVAL WAS REQUIRED UNDER THE FUND'S AGREEMENT AND DECLARATION OF TRUST.

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II.    DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       /X/  Yes      / /  No

            (a) If Yes, list the date(s) on which the fund made those distributions:

                  AUGUST 29, 2003

            (b)   Were the distributions made on the basis of net assets?

                  /X/        Yes          / /    No

            (c)   Were the distributions made PRO RATA based on share ownership?

                  /X/        Yes          / /    No

            (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  NOT APPLICABLE

            (e)   LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  / /        Yes          /X/    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                                        8
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17.    CLOSED-END FUNDS ONLY:
       Has the fund issued senior securities?

       / /  Yes      / /  No

       If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.    Has the fund distributed all of its assets to the fund's shareholders?

       /X/  Yes      / /  No

       If No,

       (a) How many shareholders does the fund have as of the date this form is filed?


       (b)  Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       / /  Yes      /X/  No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.   ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

       / /  Yes      /X/  No

       If Yes,
       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)  Why has the fund retained the remaining assets?


       (c)  Will the remaining assets be invested in securities?

            / /  Yes      / /  No

                                        9
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21.    Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       / /  Yes      /X/  No

       If Yes,

       (a)  Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.    (a)  List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)    Legal expenses:                                      $ XX

            (ii)   Accounting expenses:                                 $ XX

            (iii)  Other expenses (list and identify separately):       $ XX

            (iv)   Total expenses (sum of lines (i)-(iii) above):       $ XX

       (b)  How were those expenses allocated?


       (c)  Who paid those expenses?


       (d)  How did the fund pay for unamortized expenses (if any)?


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       / /  Yes      /X/  No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.     CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

       / /  Yes      /X/  No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       / /  Yes      /X/  No

       If Yes, describe the nature and extent of those activities:

VI.    MERGERS ONLY

26.    (a)  State the name of the funds surviving the Merger:

       (b) State the Investment Company Act file number of the fund surviving the Merger:

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                   File number:
                   Form Type:
                   Filing Date:

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that: (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SEI INSURANCE PRODUCTS TRUST; (ii) he is the SECRETARY of SEI INSURANCE PRODUCTS TRUST; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                          /s/ Timothy D. Barto
                                          --------------------------------------
                                          Name:  Timothy D. Barto
                                          Title: Vice President and Secretary

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